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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

CAREVIEW COMMUNICATIONS, INC.
(Name of Issuer)

COMMON STOCK, $.001  PAR VALUE PER SHARE
(Title of Class of Securities)

141743 10 4
(CUSIP Number)

ROBERT J. SMITH
13650 Fiddlesticks Blvd.
Suite 202-324
Ft. Myers, FL  33912
(417) 889-4255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                      November 16, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141743 10 4
1.	Name of Reporting Persons. Robert J. Smith
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,285,072
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,285,072
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,285,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.	Percent of Class Represented by Amount of Row (11) 9.73%
14.	Type of Reporting Person IN

CUSIP No. 141743 10 4
1.	Name of Reporting Persons. Plato & Associates, LLC, a Missouri entity solely owned by Robert J. Smith
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,461,340
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 5,461,340
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,461,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.	Percent of Class Represented by Amount of Row (11) 4.12%
14.	Type of Reporting Person OO

CUSIP No. 141743 10 4
1.	Name of Reporting Persons. Energy Capital, LLC, a Missouri entity solely owned by Robert J. Smith
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,054,783
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,054,783
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,054,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.	Percent of Class Represented by Amount of Row (11) 2.31%
14.	Type of Reporting Person OO

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of CareView Communications, Inc., a Nevada corporation ("Company" or "Issuer").  The address of the principal executive office of the Company is 405 State Highway 121, Suite B-240, Lewisville, TX 75067.

Item 2.	Identity and Background.

(a)           Names:  Robert J. Smith and Plato & Associates, LLC and Energy Capital, LLC, Missouri entities solely owned by Robert J. Smith (the "Reporting Persons").

(b)           Residence or Business Address of Reporting Persons:

13650 Fiddlesticks Blvd., Suite 202-324, Ft. Myers, FL  33912

(c)           Present principal occupation or employment:  Business development and investments.

(d)           During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)           Citizenship:  Mr. Smith is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

OO-Other
PF-Personal Funds.

Acquisition of Shares of the Issuer

During 2007, the Reporting Persons acquired an aggregate of 6,727,024 shares through conversion of debt and shares acquired from an unaffiliated individual in a private transaction.

During 2010, the Reporting Persons acquired an aggregate of 3,275,199 shares through the Company's private offering and through conversion of debt.

Subsequently, the Reporting Persons transferred/sold or acquired/purchased shares in private transactions and open market transactions resulting in an aggregate ownership of  9,285,072 shares.

Acquisition of Derivative Securities of the Issuer

On December 13, 2007, the Company issued a Common Stock Purchase Warrant ("Warrant") to each of Mr. Smith and Plato for the purchase of 253,309 and 4,000,000 shares, respectively.  The Warrants were exercisable for a period of three (3) years from the date of issuance at a price of $1.0367 per share.  On April 6, 2010, the Company revised the Warrants to decrease the exercise price to $0.52 per share and to extend the exercise period to December 12, 2017.  Subsequently, Mr. Smith transferred his Warrant for 253,309 shares in a private transaction to an unaffiliated third party. Neither of the Warrants have been exercised.

In September 2010, the Company issued a Promissory Note to Plato,  in an amount up to the amount of a purchase order for equipment.  The Note was dated November 1, 2010 and was due in full twelve (12) months from the date of receipt of any funds received thereunder with interest to accrue at the rate of four percent (4%) per annum. In the first quarter of 2011, $550,000 was advanced under the Note and the Note was paid in full on April 26, 2011.  As consideration for Plato to secure the purchase order, the Company issued Plato a Warrant for the purchase of 2,300,000 shares of the Company's Common Stock.  The five-year Warrant has an exercise price of $1.00 per share. Through March 8, 2012, Plato had transferred an aggregate of 1,300,000 shares under the Warrant to unaffiliated third parties in private transactions.  On November 16, 2012, Plato transferred the remaining 1,000,000 shares under the Warrant to an unaffiliatd third party in a private transaction.

Item 4.	Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)           the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of  directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote  is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)   The Reporting Persons own (i) an aggregate of 737,449 shares (directly and in trust for minor children, (ii) an aggregate of 3,054,783 shares owned through Energy Capital, (iii) an aggregate of 5,461,340 shares owned through Plato and (iv) an aggregate of 4,000,000 shares directly due upon the exercise of Warrants, resulting in ownership of an aggregate of 13,285,072 shares.  The percentage of class for the Reporting Persons is 9.73% and is based on 136,523,042 shares which would be outstanding if  the above-mentioned Warrant was exercised.

(b)   The Reporting Persons have has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 136,285,072 shares of the Company's Common Stock owned or to be acquired through the exercise of Warrants.  (See Rows 7-10 of page 2 herein.)

(c)   Please see Item 3 above for the description of the transaction relative to the shares and derivative securities acquired by the Reporting Persons.

(d)   The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or  derivative securities.

                        (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for the Warrants and Note outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 27, 2013	By:	/s/ Robert J. Smith
Robert J. Smith, an individual, and as Sole Owner and Member of Plato & Associates, LLC and Energy Capital, LLC